July 12, 2021

VIA EDGAR AND EMAIL

Mr. Ronald E. Alper
Division of Corporation Finance – Office of Real Estate and Construction
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3233

Re: Registration Statement on Form S-11 (No. 333-255846) of Phillips Edison & Company, Inc.

Dear Mr. Alper:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Phillips Edison & Company, Inc. that the effective date of the above referenced Registration Statement be accelerated to July 14, 2021 at 4:00 p.m. Eastern Time or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Act:

(i)    Dates of distribution: July 7, 2021 through the date hereof.

(ii)    Number of prospectuses distributed: a total of approximately 505 copies were distributed to prospective underwriters, institutional investors, dealers and others.

(iii)    We have been informed by the participating underwriters that they have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

Morgan Stanley & Co. LLC
BofA Securities, Inc.
J.P. Morgan Securities LLC

As Representatives of the Underwriters

Morgan Stanley & Co. LLC

By: /s/ Jon Sierant
Name: Jon Sierant
Title: Executive Director

BofA Securities, Inc.

By: /s/ Michael Liloia
Name: Michael Liloia
Title: Director

J.P. Morgan Securities LLC

By: /s/ Eddy Allegaert
Name: Eddy Allegaert
Title: Managing Director